

July 9, 2013

Via E-mail
Mr. Frank Manning
Chief Executive Officer
Zoom Telephonics, Inc.
207 South Street
Boston, MA 02111

>   **Re: Zoom Telephonics, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 1, 2013**
>   **File No. 333-188926**

Dear Mr. Manning:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Results of operations, page 36

Three months ended March 31, 2013 to three months ended March 31, 2012, page 36

1. We note your response to comment six from our letter dated June 24, 2013. In the new disclosure you have stated your general inventory reserve policy, but you have not specifically addressed how you considered the decrease in sales in your inventory valuation for obsolete and slow moving products. Please revise.

Exhibits

Exhibit 8.1 – Tax Opinion

2. Revise your tax opinion to remove the ambiguity as to the material tax conclusions that are subject of the opinion. Revise to make clear that the prospectus disclosure covers all material, not just certain tax consequences to investors. Clearly identify the "four statements" contained in the prospectus' tax discussion referenced by the opinion. With respect to the opinion's reiteration of the four statements under "Opinion," the use of the phrases "appears to meet" and "appear to be consistent" are not sufficiently definitive for a tax opinion. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the

financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Daniele Ouellette Levy, Esq.
        Morse, Barnes-Brown & Pendleton, PC